Exhibit 99.1

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED

JUNE 30, 2016

		(Rs. in Crore except as stated)

		Quarter ended
S. No.	Particulars	30.06.2016 (Unaudited)	30.06.2015 (Unaudited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	7,110.14	7,852.23

	b) Other operating income	33.55	27.02

	Total income from operations (net)	7,143.69	7,879.25

2	Expenses

	a) Cost of materials consumed	4,140.54	4,477.49

	b) Purchases of stock-in-trade	170.34	155.33

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(218.19)	212.04

	d) Employee benefits expense	202.36	163.54

	e) Depreciation and amortisation expense	302.21	262.84

	f) Power and fuel charges	1,021.77	1,312.23

	g) Exchange loss - (net)	8.87	—

	h) Other expenses	779.23	588.38

	Total expenses	6,407.13	7,171.85

3	Profit from operations before other income, finance costs and exceptional items	736.56	707.40

4	a) Other income	51.04	734.97
	b) Exchange gain - (net)	—	6.55

5	Profit from ordinary activities before finance costs and exceptional items	787.60	1,448.92

6	Finance costs	907.39	839.49

7	(Loss) / profit from ordinary activities after finance costs but before exceptional items	(119.79)	609.43

8	Exceptional items	—	20.43

9	(Loss) / profit from ordinary activities before tax	(119.79)	589.00

10	Tax expense (including deferred tax and net of MAT credit entitlement)	—	—

11	Net (loss)/ profit for the period (A)	(119.79)	589.00

12	Net (loss)/ profit for the period before exceptional items	(119.79)	609.43

13	Other Comprehensive (loss)/ income (B)	(74.45)	44.78

14	Total Comprehensive (loss)/ income (A+B)	(194.24)	633.78

15	Paid-up equity share capital (face value of Re. 1 each)	296.50	296.50

16	(Loss)/Earnings per share after exceptional items (Rs.) (not annualised)

	-Basic	(0.40)	1.99

	-Diluted	(0.40)	1.99

17	(Loss)/Earnings per share before exceptional items (Rs.) (not annualised)

	-Basic	(0.40)	2.06

	-Diluted	(0.40)	2.06

		Quarter ended
S. No.	Segment Information	30.06.2016 (Unaudited)	30.06.2015 (Unaudited)

1	Segment Revenue
a)	Copper	4,013.43	4,795.97
b)	Iron Ore	970.18	479.03
c)	Aluminium	1,926.89	1,907.37
d)	Power	204.48	670.37

	Total	7,114.98	7,852.74

Less:	Inter Segment Revenue	4.84	0.51

	Net Sales/Income from Operations	7,110.14	7,852.23

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	427.11	526.49
b)	Iron Ore	311.28	52.22
c)	Aluminium	13.70	57.84
d)	Power	22.11	83.99

	Total	774.20	720.54

Less:	Finance costs	907.39	839.49
Add:	Other unallocable income net off expenses	13.40	728.38
Less:	Exceptional items	—	20.43

	Profit/(loss) before tax	(119.79)	589.00

3	Segment Assets
a)	Copper	7,228.63	7,809.87
b)	Iron Ore	2,815.76	3,276.68
c)	Aluminium	37,365.65	32,345.98
d)	Power	2,372.36	7,855.96
e)	Unallocated	44,497.51	32,476.86

	Total	94,279.91	83,765.35

4	Segment Liability
a)	Copper	4,235.33	2,368.68
b)	Iron Ore	661.23	464.70
c)	Aluminium	2,633.99	2,248.49
d)	Power	74.69	456.49
e)	Unallocated	46,278.05	40,946.62

	Total	53,883.29	46,484.98

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore including pig iron & metallurgical coke (c) Aluminium which consist of manufacturing of alumina and various aluminium products and (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Three units of 600 MW each at Jharsuguda have been converted from commercial power plant to captive power plant pursuant to an order of Orissa Electricity Regulatory Authority. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment beginning current quarter ended June 30, 2016.

Notes:-

1	The above results of Vedanta Limited (“the Company”) for the quarter ended June 30, 2016 have been reviewed by the Audit Committee at its meeting held on July 28, 2016 and approved by the Board of Directors at their meeting held on July 29, 2016. The statutory auditors of the Company have carried out limited review of the same.

2	The Company adopted Indian Accounting Standard (“Ind AS”) and accordingly these financial results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34 Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The impact of transition has been accounted for in opening reserves and the comparative period has been restated accordingly. However, the opening balance sheet as at April 1, 2015 and the results for the subsequent periods would get finalised along with the annual financial statements for the year ended March 31, 2017.

3	On July 22, 2016, Vedanta Limited and its subsidiary Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, on completion, non-controlling shareholders of Cairn India will receive for each equity share held one equity share in Vedanta Limited of face value Re. 1 each and four 7.5% Redeemable Preference Share (“RPS”) in Vedanta Limited with a face value of Rs. 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India. The transaction is conditional on Vedanta Limited, Cairn India and Vedanta plc shareholder approvals, as well as of Indian High Court, and other customary approvals. Vedanta Limited will continue to be listed on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”), with American Depositary Shares (“ADS”) listed on the New York Stock Exchange (“NYSE”).

4	Reconciliation of Statement of Profit and Loss between Indian GAAP as previously reported and Ind AS is as follows:

Rs. in Crore

S no	Particulars	Quarter ended 30.06.2015
1	Net profit as per erstwhile Indian GAAP	609.61
2	Adjustments
	Depreciation on Fair Valuation of Property, Plant & Equipment	(23.33)
	Other adjustments	2.72
3	Net profit as per Ind AS	589.00

4	Add: Other Comprehensive Income	44.78

5	Total Comprehensive Income as per Ind AS	633.78

By Order of the Board

Place : Gurgaon	Thomas Albanese
Dated : July 29, 2016	Chief Executive Officer & Whole Time Director

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED JUNE 30, 2016

(Rs. in Crore except as stated)

		Quarter ended
S. No.	Particulars	30.06.2016 (Unaudited)	30.06.2015 (Unaudited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	14,364.01	16,943.71

	b) Other operating income	73.07	65.10

	Total income from operations (net)	14,437.08	17,008.81

2	Expenses

	a) Cost of materials consumed	5,036.20	5,664.58

	b) Purchases of stock-in-trade	428.70	76.66

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(491.48)	(84.31)

	d) Employee benefits expense	578.48	662.01

	e) Depletion, depreciation and amortisation expense	1,492.04	1,501.87

	f) Power and fuel charges	2,206.76	2,754.31

	g) Exchange loss - (net)	66.82	27.79

	h) Other expenses	3,171.99	3,820.56

	Total expenses	12,489.51	14,423.47

3	Profit from operations before other income, finance costs and exceptional items	1,947.57	2,585.34

4	Other income	1,093.53	955.40

5	Profit from ordinary activities before finance costs and exceptional items	3,041.10	3,540.74

6	Finance costs	1,393.06	1,372.62

7	Profit from ordinary activities after finance costs but before exceptional items	1,648.04	2,168.12

8	Exceptional items	—	41.29

9	Profit from ordinary activities before tax	1,648.04	2,126.83

10	Tax expense (including deferred tax and net of MAT credit entitlement)	491.35	533.66

11	Net profit for the period	1,156.69	1,593.17

12	Share of loss of jointly controlled entities and associates	—	(0.18)

13	Minority interest	541.67	750.14

14	Net profit after taxes, minority interest and share in jointly controlled entities and associates	615.02	842.85

15	Net profit after taxes, minority interest and share in profit of jointly controlled entities and associates but before exceptional items	615.02	884.14

16	Other Comprehensive income	179.59	18.66

17	Share of Minority interest in Other Comprehensive income	281.10	231.80

18	Total Comprehensive income after minority interest	513.51	629.71

19	Paid-up equity share capital (Face value of Re. 1 each)	296.50	296.50

20	Earnings per share after exceptional items (Rs.) (not annualised)

	-Basic	2.07	2.84

	-Diluted	2.07	2.84

21	Earnings per share before exceptional items (Rs.) (not annualised)

	-Basic	2.07	2.98

	-Diluted	2.07	2.98

(Rs. in Crore)

		Quarter ended
S. No.	Segment Information	30.06.2016 (Unaudited)	30.06.2015 (Unaudited)
1	Segment Revenue
a)	Oil & Gas	1,885.11	2,627.00
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,109.00	3,285.64
	(ii) Silver - India	332.00	259.23
	(iii) Zinc - International	453.91	890.27

	Total	2,894.91	4,435.14
c)	Iron Ore	970.35	479.51
d)	Copper	4,654.44	5,571.43
e)	Aluminium	2,757.87	2,733.00
f)	Power	1,183.26	1,205.99
g)	Others	34.03	48.84

	Total	14,379.97	17,100.91

Less:	Inter Segment Revenue	15.96	157.20

	Net sales/income from operations	14,364.01	16,943.71

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	(16.71)	500.97
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	581.54	1,251.05
	(ii) Silver - India	285.17	209.00
	(iii) Zinc - International	221.93	190.88

	Total	1,088.64	1,650.93
c)	Iron Ore	333.91	21.36
d)	Copper	383.89	470.77
e)	Aluminium	7.55	(168.44)
f)	Power	250.27	157.89
g)	Others	1.30	15.57

	Total	2,048.85	2,649.05

Less:	Finance costs	1,393.06	1,372.62
Add:	Other unallocable income net off expenses	992.25	891.69

	Profit before tax and exceptional items	1,648.04	2,168.12

Less:	Exceptional items	—	41.29

	Profit before tax	1,648.04	2,126.83

(Rs. in Crore)

		Quarter ended
S. No.	Segment Information	30.06.2016 (Unaudited)	30.06.2015 (Unaudited)
3	Segment assets
a)	Oil & Gas	20,729.09	35,772.66
b)	Zinc, Lead and Silver
	(i) Zinc - India	14,842.39	14,218.22
	(ii) Zinc - International	3,066.75	3,120.90

	Total	17,909.14	17,339.12
c)	Iron Ore	5,099.59	6,086.97
d)	Copper	7,918.65	9,021.33
e)	Aluminium	48,687.84	45,215.40
f)	Power	17,862.99	20,873.68
g)	Others	584.68	596.76
h)	Unallocated	63,962.80	68,656.27

	Total	182,754.78	203,562.19

4	Segment liabilities
a)	Oil & Gas	6,993.59	5,902.36
b)	Zinc, Lead and Silver
	(i) Zinc - India	2,785.03	2,312.20
	(ii) Zinc - International	795.63	1,018.07

	Total	3,580.66	3,330.27
c)	Iron Ore	756.94	713.66
d)	Copper	4,436.71	2,513.10
e)	Aluminium	4,685.48	3,943.38
f)	Power	1,367.65	2,592.46
g)	Others	22.00	20.02
h)	Unallocated	79,069.17	87,902.12

	Total	100,912.20	106,917.37

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment represents port/berth. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Three units of 600 MW each at Jharsuguda and 1 unit of 270 MW at Balco, Korba have been converted from commercial power plant to captive power plant, pursuant to an order of Orissa Electricity Regulatory Authority and increased inhouse demand respectively. Accordingly, the revenue, results, segment assets and segment liabilities of these plants have been disclosed as part of Aluminium segment beginning current quarter ended June 30, 2016.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, Jointly controlled entities, Associate entities, for the quarter ended June 30, 2016 have been reviewed by the Audit Committee at its meeting held on July 28, 2016 and approved by the Board of Directors at their meeting held on July 29, 2016. The statutory auditors of the Company have carried out a limited review of the same.

2	The Company adopted Indian Accounting Standard (“Ind AS”) and accordingly these financial results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34 Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder. The date of transition to Ind AS is April 1, 2015. The impact of transition has been accounted for in opening reserves and the comparative period has been restated accordingly. However, the opening balance sheet as at April 1, 2015 and the results for the subsequent periods would get finalised along with the annual financial statements for the year ended March 31, 2017.

3	On July 22, 2016, Vedanta Limited and its subsidiary Cairn India Limited revised the terms of the proposed merger between Vedanta Limited and Cairn India Limited which was initially announced on June 14, 2015. As per the revised terms, on completion, non-controlling shareholders of Cairn India will receive for each equity share held one equity share in Vedanta Limited of face value Re. 1 each and four 7.5% Redeemable Preference Share (“RPS”) in Vedanta Limited with a face value of Rs. 10 each. No shares will be issued to Vedanta Limited or any of its subsidiaries for their shareholding in Cairn India. The transaction is conditional on Vedanta Limited, Cairn India and Vedanta plc shareholder approvals, as well as of Indian High Court, and other customary approvals. Vedanta Limited will continue to be listed on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”), with American Depositary Shares (“ADS”) listed on the New York Stock Exchange (“NYSE”).

4	Reconciliation of Statement of Profit and Loss between Indian GAAP as previously reported and the Total Comprehensive Income as per Ind AS is as follows:

Rs. in Crore

Particulars	Quarter ended 30.06.2015
Net profit under previous Indian GAAP	1,712.24
Adjustments
Effect of measuring investments at fair value	116.88

Effect of change in depletion, depreciation and amortisation expense due to change accounting policy - Oil and Gas business	10.11

Exploration cost capitalised due to change in accounting policy - Oil and Gas business	76.82
Depreciation on fair valuation of certain items of plant and equipment assets	(23.33)
Difference in amortisation relating to port service concession arrangement	5.61
Reversal of goodwill amortised under Indian GAAP	228.17
Effect of change in foreign exchange fluctuation- Oil and Gas business	(284.35)
Effect of unwinding of discount on site restoration liability	(19.31)
Major overhaul cost capitalised (net of depreciation)	(5.03)
Effect of change in inventory due to Ind AS adjustments	(17.86)
Fair valuation of deferred sales tax loan	(1.69)
Acturarial gain /loss recognised in OCI	4.99
Others	10.73
Deferred tax impact on above adjustments	(130.05)
Deferred tax on undistributed profits of subsidiaries	(90.76)

Net profit as per Ind AS (A)	1,593.17

Other Comprehensive income (B)	18.66
Total Comprehensive income (A+B)	1,611.83

By Order of the Board

Place : Gurgaon	Thomas Albanese
Dated : July 29, 2016	Chief Executive Officer & Whole Time Director